Exhibit 99.1

ReNew Announces Results for the Second Quarter

of Fiscal 2027 (Q2 FY27) and First Half of Fiscal 2027 (H1 FY27),

both ended September 30, 2026

November 2, 2026: ReNew Energy Global Plc (“ReNew”, “the Company”, “we” or “our”) (Nasdaq: RNW), a leading decarbonization solutions company, today announced its unaudited consolidated IFRS results for Q2 FY27 and H1 FY27.

Operating Highlights:

•
As of September 30, 2026, the Company’s portfolio consisted of ~20.5 GW (including 1.7 GW/6.2 GWh of BESS). Additionally, ReNew has 6.4 GW of solar module and 2.5 GW of solar cell manufacturing capacities and is expanding its solar cell manufacturing capacity by another 4 GW, which is expected to commence commercial operations in Q4 FY27.
•
The Company’s commissioned capacity has increased 19.5% year-over-year to ~13.7 GW (including 100 MW/250 MWh of BESS) as of September 30, 2026. Subsequently, the Company commissioned 112 MW of solar, increasing commissioned capacity as of date to ~13.8 GW.
•
Total Income (or total revenue) for H1 FY27 was INR 97,483 million (US$ 1,017 million), compared to INR 79,715 million (US$ 832 million) for H1 FY26. Net profit for H1 FY27 was INR 12,375 million (US$ 129 million) compared to INR 9,806 million (US$ 102 million) for H1 FY26. Adjusted EBITDA for H1 FY27 was INR 63,980 million (US$ 668 million), as against INR 53,459 million (US$ 558 million) for H1 FY26.
•
Total Income (or total revenue) for Q2 FY27 was INR 49,619 million (US$ 518 million), compared to INR 38,557 million (US$ 402 million) for Q2 FY26. Net profit for Q2 FY27 was INR 6,422 million (US$ 67 million) compared to INR 4,675 million (US$ 49 million) for Q2 FY26. Adjusted EBITDA for Q2 FY27 was INR 33,588 million (US$ 350 million), as against INR 26,240 million (US$ 274 million) in Q2 FY26.
•
Revenue from sale of power for H1 FY27 was INR 60,524 million (US$ 632 million) compared to INR 51,548 million (US$ 538 million) for H1 FY26. Revenue from sale of power for Q2 FY27 was INR 33,775 million (US$ 352 million), compared to INR 26,076 million (US$ 272 million) for Q2 FY26.
•
Total income (or total revenue) for H1 FY27 includes external sales from our solar module and cell manufacturing operations amounting to INR 29,239 million (US$ 305 million) compared to INR 23,351 million (US$ 244 million) for H1 FY26. Net profit and Adjusted EBITDA for H1 FY27 from external sales from our solar module and cell manufacturing operations were INR 6,572 million (US$ 69 million) and INR 9,732 million (US$ 102 million) compared to INR 5,767 million (US$ 60 million) and INR 8,621 million (US$ 90 million) for H1 FY26 respectively.
•
Total income (or total revenue) for Q2 FY27 from our solar module and cell manufacturing operations was INR 12,462 million (US$ 130 million) compared to INR 10,128 million (US$ 106 million) for Q2 FY26. Net profit and Adjusted EBITDA for Q2 FY27 from external sales from our solar module and cell manufacturing operations were INR 2,658 million (US$ 28 million) and INR 4,081 million (US$ 43 million) compared to INR 2,206 million (US$ 23 million) and INR 3,329 million (US$ 35 million) respectively for Q2 FY26.

Note: the translation of Indian rupee amounts into U.S. dollars has been made at INR 95.83 to US$ 1.00. See note below for more information.

Key Operating Metrics

In Q2 FY27, we commissioned 628 MW, which included 516 MW of solar and 112 MW of wind capacity. In H1 FY27, we commissioned 1,244 MW, of which 1,112 MW was solar and 132 MW was wind. Subsequent to the end of the quarter, the Company commissioned 112 MW of solar in October 2026, increasing commissioned capacity as of date to ~13.8 GW.

As of September 30, 2026, our total portfolio consisted of ~20.5 GW (including 1.7 GW/6.2 GWh of BESS) and commissioned capacity was ~13.7 GW (including 100 MW/250 MWh of BESS), of which ~5.7 GW were wind, ~7.8 GW were solar and 99 MW were hydro. Our commissioned capacity increased by 19.5% year over year, net of the 100 MW of assets sold as part of our capital recycling strategy.

Electricity Sold

Total electricity sold in Q2 FY27 was 8,989 million kWh, an increase of 29.0% over Q2 FY26. Electricity sold in Q2 FY27 from wind assets was 5,459 million kWh, an increase of 30.6% from Q2 FY26. Electricity sold in Q2 FY27 from solar assets was 3,327 million kWh, an increase of 28.4% over Q2 FY26. Electricity sold for Q2 FY27 from hydro assets was 203 million kWh, an increase of 3.6% over Q2 FY26.

Total electricity sold in H1 FY27 was 16,366 million kWh, an increase of 18.6% over H1 FY26. Electricity sold in H1 FY27 from wind assets was 9,355 million kWh, an increase of 21.1% over H1 FY26. Electricity sold in H1 FY27 from solar assets was 6,739 million kWh, an increase of 16.9% over H1 FY26. Electricity sold in H1 FY27 from hydro assets was 272 million kWh, a decrease of 11.4% from H1 FY26.

Plant Load Factor

Our weighted average PLF for Q2 FY27 for wind assets was 43.9%, compared to 37.3% for Q2 FY26. The PLF for Q2 FY27 for solar assets was 19.8%, compared to 19.4% for Q2 FY26.

Our weighted average PLF for H1 FY27 for wind assets was 38.0%, compared to 35.1% for H1 FY26. The PLF for H1 FY27 for solar assets was 21.0%, compared to 21.9% for H1 FY26.

Total Income

Total Income for Q2 FY27 was INR 49,619 million (US$ 518 million) compared to INR 38,557 million (US$ 402 million) in Q2 FY26. Total income benefited from higher revenue driven by an increase in operational capacity, higher PLF and external sales from our solar module and cell manufacturing operations, partially offset by revenue forgone on divested assets. Total Income includes finance income and fair value change in warrants of INR 1,136 million (US$ 12 million).

Total income for Q2 FY27 from our solar module and cell manufacturing operations was INR 12,462 million (US$ 130 million) compared to INR 10,128 million (US$ 106 million) in Q2 FY26, an increase of 23% primarily due to higher sales.

Total Income for H1 FY27 was INR 97,483 million (US$ 1,017 million) compared to INR 79,715 million (US$ 832 million) in H1 FY26. Total income benefited from higher revenue driven by an increase in operational capacity and external sales from our solar module and cell manufacturing operations and gains from asset sales, partially offset by lower solar PLF and revenue forgone on divested assets. Total Income includes finance income and fair value change in warrants of INR 2,320 million (US$ 24 million).

Total income for H1 FY27 includes external sales from our solar module and cell manufacturing operations amounting to INR 29,239 million (US$ 305 million) compared to INR 23,351 million (US$ 244 million) in H1 FY26.

Raw Materials and Consumables Used (net of change in inventory)

Raw materials and consumables used for Q2 FY27 were INR 6,546 million (US$ 68 million) compared to INR 5,607 million (US$ 59 million) for Q2 FY26, a change of 16.7%. Raw materials and consumables used for Q2 FY27 are primarily attributable to external sales from our solar module and cell manufacturing operations.

Raw materials and consumables used for H1 FY27 were INR 16,884 million (US$ 176 million) compared to INR 12,298 million (US$ 128 million) for H1 FY26. Raw materials and consumables used for H1 FY27 are primarily attributable to external sales from our solar module and cell manufacturing operations.

Employee Benefits Expense

Employee benefits expense for Q2 FY27 was INR 1,937 million (US$ 20 million), compared to INR 1,420 million (US$ 15 million) for Q2 FY26, an increase of 36.4%, primarily due to increased headcount supporting our solar module and cell manufacturing operations and other employee costs related to 3E.

Employee benefits expense for Q2 FY27 includes expense attributable to our solar module and cell manufacturing operations amounting to INR 443 million (US$ 5 million) compared to INR 429 million (US$ 4 million) for Q2 FY26.

Employee benefits expense for H1 FY27 was INR 3,927 million (US$ 41 million), compared to INR 3,038 million (US$ 32 million) for H1 FY26, an increase of 29.3% primarily due to increased headcount supporting our solar module and cell manufacturing operations and other employee costs related to 3E.

Employee benefits expense attributable to external sales from our solar module and cell manufacturing operations for H1 FY27 was INR 1,042 million (US$11 million) compared to INR 875 million (US$ 9 million) for H1 FY26.

Other Expenses

Other Expenses for Q2 FY27 were INR 6,737 million (US$ 70 million), compared to INR 4,331 million (US$ 45 million) for Q2 FY26. The increase was primarily due to external sales from our solar module and cell manufacturing operations, capacity-linked higher operations and maintenance costs since Q2 FY26 and provisions created for contractual obligations in Q2 FY27.

Other Expenses for Q2 FY27 include expenses attributable to external sales from our solar module and cell manufacturing operations amounting to INR 1,339 million (US$ 14 million) compared to INR 577 million (US$ 6 million) for Q2 FY26.

Other Expenses for H1 FY27 were INR 11,069 million (US$ 116 million), compared to INR 8,947 million (US$ 93 million) for H1 FY26. The increase was primarily related to our solar module and cell manufacturing operations, capacity-linked higher operations and maintenance costs, higher provisions created for contractual obligations and travel-related expenditure.

Other Expenses for H1 FY27 include expenses attributable to our solar module and cell manufacturing operations amounting to INR 2,151 million (US$ 22 million) compared to INR 1,332 million (US$ 14 million) for H1 FY26.

Finance Costs and Fair Value Change in Derivative Instruments

Finance costs and fair value change in derivative instruments for Q2 FY27 were INR 16,936 million (US$ 177 million), compared to INR 15,326 million (US$ 160 million) for Q2 FY26. The increase in finance costs was primarily due to an increase in operational assets from Q2 FY26, and finance costs associated with manufacturing operations.

Finance costs and fair value change in derivative instruments for Q2 FY27 include expense attributable to external sales from our solar module and cell manufacturing operations amounting to INR 514 million (US$ 5 million) compared to INR 332 million (US$ 3 million) for Q2 FY26.

Finance costs and fair value change in derivative instruments for H1 FY27 were INR 32,465 million (US$ 339 million) compared to INR 29,779 million (US$ 311 million) for H1 FY26. The increase in finance costs was primarily due to an increase in operational assets from H1 FY26.

Finance costs for our solar module and cell manufacturing operations for H1 FY27 were INR 1,018 million (US$ 11 million) compared to INR 874 million (US$ 9 million) for H1 FY26.

Net Profit

The net profit for Q2 FY27 was INR 6,422 million (US$ 67 million) compared to INR 4,675 million (US$ 49 million) for Q2 FY26, with the increase primarily driven by higher operating revenues and external sales from our solar module and cell manufacturing operations, partially offset by higher scale-linked financing costs and depreciation related to projects commissioned since Q2 FY26.

Net profit for Q2 FY27 attributable to external sales from our solar module and cell manufacturing operations amounted to INR 2,658 million (US$ 28 million) compared to INR 2,206 million (US$ 23 million) for Q2 FY26.

The net profit for H1 FY27 was INR 12,375 million (US$ 129 million) compared to net profit of INR 9,806 million (US$ 102 million) for H1 FY26, with the increase primarily driven by higher operating revenues, external sales from our solar module and cell manufacturing operations and gains from asset sales, partially offset by higher scale linked financing costs and depreciation related to projects commissioned since Q2 FY26.

Net profit for H1 FY27 attributable to external sales from our solar module and cell manufacturing operations amounted to INR 6,572 million (US$ 69 million) compared to INR 5,767 million (US$ 60 million) for H1 FY26.

Adjusted EBITDA

Adjusted EBITDA for Q2 FY27 was INR 33,588 million (US$ 350 million), compared to INR 26,240 million (US$ 274 million) in Q2 FY26.

Adjusted EBITDA for Q2 FY27 attributable to external sales from our solar module and cell manufacturing operations amounted to INR 4,081 million (US$ 43 million) compared to INR 3,329 million (US$ 35 million) for Q2 FY26.

Adjusted EBITDA for H1 FY27 was INR 63,980 million (US$ 668 million) compared to INR 53,459 million (US$ 558 million) for H1 FY26.

Adjusted EBITDA for H1 FY27 attributable to external sales from our solar module and cell manufacturing operations amounted to INR 9,732 million (US$ 102 million) compared to INR 8,621 million (US$ 90 million) for H1 FY26.

Adjusted EBITDA is a non-IFRS measure. For more information, see “Use of Non-IFRS Financial Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

FY 27 Guidance

The Company continues to expect to complete the construction of 1.6 to 2.4 GW by the fiscal year ending March 31, 2027 (“FY27”). The Company’s Adjusted EBITDA and Cash Flow to Equity guidance for FY27 are subject to weather and resource availability being similar to FY26. The Company continues to anticipate net gains from asset sales, which are part of ReNew’s capital recycling strategy, and has included INR 1–2 billion related to asset sales in the Adjusted EBITDA guidance. The Company continues to expect external sales from our solar module and cell manufacturing operations and has included INR 12–14 billion of Adjusted EBITDA against such sales in this guidance.

Financial Year	Adjusted EBITDA	Cash Flow to equity (CFe)
FY27	INR 105 – INR 109 billion	INR 18 – INR 22 billion

The Company has not provided a reconciliation of its FY27 Adjusted EBITDA guidance or its FY27 Cash Flow to Equity guidance to profit/(loss) for the period, the most directly comparable IFRS measure, because it cannot do so without unreasonable efforts. Consistent with the reconciliations of historical periods presented in this release, Cash Flow to Equity is reconciled to profit/(loss) for the period through Adjusted EBITDA. The Company cannot reliably predict the amount or timing of items that are excluded from these non-IFRS measures but included in profit/(loss) for the period. These items include finance costs and fair value changes on derivative instruments, the effect of foreign exchange movements, current and deferred taxes, share-based payment expense, and the amount and timing of gains or losses from asset sales and other capital recycling transactions. For Cash Flow to Equity, they also include the amount and timing of interest and tax payments and refunds, normalized loan repayments and other non-cash items. These items depend on future events and market conditions outside the Company's control, such as interest and exchange rates, and could have a significant effect on the Company's future IFRS results.

Cash Flow

Cash generated from operating activities for Q2 FY27 was INR 30,883 million (US$ 322 million), compared to INR 28,814 million (US$ 301 million) for Q2 FY26. The increase was primarily driven by higher operating profit, partially offset by higher working capital deployment. Cash generated from operating activities for H1 FY27 was INR 52,453 million (US$ 547 million), compared to INR 40,690 million (US$ 425 million) for H1 FY26. The increase was driven primarily by higher operating profit and lower working capital deployment.

Cash used in investing activities for Q2 FY27 was INR 22,159 million (US$ 231 million), compared to cash used amounting to INR 37,626 million (US$ 393 million) for Q2 FY26. The decrease in cash used was primarily on account of lower investment in property, plant and equipment and lower investment in deposits and mutual funds having maturity of more than 3 months (net of redemption). Cash used in investing activities for H1 FY27 was INR 55,732 million (US$ 582 million), compared to INR 59,584 million (US$ 622 million) used in H1 FY26. The decrease in cash used was primarily on account of lower investment in deposits and mutual funds having maturity of more than 3 months (net of redemption) and cash received on disposal of subsidiaries, partially offset by higher investment in property, plant and equipment.

Cash used in financing activities for Q2 FY27 was INR 9,259 million (US$ 97 million), compared to cash generated from financing activities of INR 14,858 million (US$ 155 million) in Q2 FY26. The increase in cash used was primarily on account of lower proceeds from interest-bearing loans and borrowings (net of repayments) and absence of proceeds from shares issued by subsidiaries. Cash generated from financing activities for H1 FY27 was INR 1,459 million (US$ 15 million), compared to INR 17,793 million (US$ 186 million) generated in H1 FY26. The decrease was primarily due to lower proceeds from interest-bearing loans and borrowings (net of repayments) and higher interest payments.

Capital Expenditure

In Q2 FY27, we commissioned 516 MW of solar and 112 MW of wind projects for which our capital expenditure was INR 29,724 million (US$ 310 million).

In H1 FY27, we commissioned 1,112 MW of solar and 132 MW of wind projects for which our capital expenditure was INR 56,111 million (US$ 586 million).

Liquidity Position

As of September 30, 2026, we had INR 95,082 million (US$ 992 million) of cash and cash equivalents, bank balances and investments (including investment in liquid funds). This included an aggregate of cash and cash equivalents of INR 24,898 million (US$ 260 million), bank balances other than cash and cash equivalents of INR 47,616 million (US$ 497 million), deposits with maturities of more than 12 months (forming part of other financial assets) of INR 1,900 million (US$ 20 million), and investments in liquid funds amounting to INR 20,668 million (US$ 216 million).

Net Debt

Net debt as of September 30, 2026, was INR 711,326 million (US$ 7,423 million). Net debt as of September 30, 2026, also includes investment from JV partners for renewable energy projects in the form of convertible debentures amounting to INR 26,713 million (US$ 279 million).

Receivables

Total receivables as of September 30, 2026 were INR 28,083 million (US$ 293 million), of which INR 10,472 million (US$ 109 million) was unbilled and others including receivables against external sales from our solar module and cell manufacturing operations. The Daily Sales Outstanding (“DSO”) from our Independent Power Producer (“IPP”) business was 63 days as of September 30, 2026, compared to 84 days as of September 30, 2025.

Receivables from our solar module and cell manufacturing operations were INR 1,162 million (US$ 12 million). The DSO from our manufacturing operations was 9 days as of September 30, 2026, compared to 29 days as of September 30, 2025.

Cash Flow to Equity (CFe)

CFe for Q2 FY27 was INR 10,192 million (US$ 106 million) compared to INR 4,586 million (US$ 48 million) for Q2 FY26 due to higher Adjusted EBITDA partially offset by higher loan repayments.

CFe for H1 FY27 was INR 23,030 million (US$ 240 million) compared to INR 19,910 million (US$ 208 million) for H1 FY26 due to higher Adjusted EBITDA partially offset by higher loan repayments and interest payments.

Other matters

a)
On October 22, 2026, ReNew announced that it had signed binding agreements for the sale of its controlling shareholding in 3E, one of Europe’s leading renewable energy asset performance management and analytics platforms. The transaction involves the sale of ReNew’s equity shareholding to Hg, a prominent London-headquartered private equity firm, and will result in a full exit of ReNew’s investment in 3E. This transaction is part of ReNew’s capital recycling strategy and is expected to realize ~INR 8,000 million of cash on an investment of INR 4,675 million through sale proceeds and redemption of shareholder loans.

b)
On August 11, 2026, ReNew announced that it had entered into a transaction agreement (the “Transaction Agreement”) with a consortium comprising Canada Pension Plan Investment Board (“CPP Investments”) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) (the “Consortium”) for the proposed acquisition of the entire issued and to be issued share capital of the Company not already owned by members of the Consortium for US$7.02 per share (the “Cash Offer”, and shares subject to the Cash Offer being “Cash-Out Shares”). The proposed acquisition will be implemented by way of a UK scheme of arrangement (the “Scheme”) to be voted on by shareholders of the Company who are not members of the Consortium (“Non-Consortium Shareholders”).

The Special Committee of the Board of Directors of ReNew, which has received the opinion of Rothschild & Co as to the fairness of the Cash Offer, from a financial point of view, to the holders of Cash-Out Shares, considers that the terms of the Cash Offer, including the terms of the Transaction Agreement, are fair and reasonable and intends to unanimously recommend that shareholders vote in favour of the Scheme.

The Consortium has received irrevocable undertakings to vote in favour of the Scheme from JERA Power RN B.V. and Platinum Cactus A 2019 Trust who collectively hold approximately 51.1% of the voting power of the shares subject to the Scheme.

Under the Scheme, Non-Consortium Shareholders will have the option either to (i) receive cash consideration of US$7.02 per share in exchange for transferring their shares to CPP Investments or its designated affiliate, Dyuti Private Holdings Inc., or (ii) subject to certain conditions, as will be set forth in the scheme document to be published by the Company in connection with the Scheme (the “Scheme Document”), elect to retain their shares and continue as shareholders of the Company through a rollover arrangement. Shareholders who do not validly elect the rollover option prior to the election return time, being 5:30 p.m. EST on the later of (a) 80 calendar days after publication of the Scheme Document and (b) ten business days before the court hearing approving the Scheme, will automatically receive the cash consideration of US$7.02 per share. The consideration will be paid without interest and is subject to applicable withholding taxes.

On October 28, 2026, the Company, CPP Investments and Sumant Sinha entered into a side letter to the Transaction Agreement (the “Side Letter”), pursuant to which the parties agreed to amend the leaver provisions applicable to certain replacement awards under the new incentive plan of the Company, as set out in paragraph 4.2(h) of Part 1 of Schedule 3 to the Transaction Agreement. Except as expressly amended by the Side Letter, the Transaction Agreement remains in full force and effect in accordance with its terms.

ReNew continues to work towards obtaining the requisite regulatory approvals in connection with the proposed acquisition. Separately, ReNew and the other filing parties have filed a Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed acquisition, with the preliminary Scheme Document filed as an exhibit thereto. On October 28, 2026, ReNew and the other filing parties filed an amendment to the Transaction Statement with the SEC.

The Company will provide further updates in due course. Subject to the satisfaction of all of the conditions of the proposed acquisition (including the necessary regulatory approvals having been received), the Company expects the Scheme will become effective in the first calendar quarter of 2027.

These documents can be obtained free of charge from the SEC’s website at www.sec.gov.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and fair value changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense), (d) depreciation and amortization, (e) listing expenses, (f) share based payment and other expense related to listing, less (g) share in profit/(loss) of jointly controlled entities, (h) finance income and fair value change in derivative instruments, and (i) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like-to-like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the reconciliations of profit/(loss) for the period to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA plus non-cash expense and finance income and fair value change in derivative instruments, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayments of scheduled payments as per the loan agreement. Ad hoc payments and refinancing (including planned arrangements/borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Webcast and Conference call information

A conference call has been scheduled to discuss the earnings results at 9:00 AM EST (7:30 PM IST) on November 3, 2026.

The conference call can be accessed live at: https://edge.media-server.com/mmc/p/9ogsfmrq/ or by phone (toll-free) by dialing:

US/Canada: (+1) 855 881 1339

France: (+33) 0800 981 498

Germany: (+49) 0800 182 7617

Hong Kong: (+852) 800 966 806

India: (+91) 0008 0010 08443

Japan: (+81) 005 3116 1281

Singapore: (+65) 800 101 2785

Sweden: (+46) 020 791 959

UK: (+44) 0800 051 8245

Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renew.com/news-events/events.

Note:

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 95.83 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2026. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

Forward Looking Statements

This release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events, trends, terms and/or conditions or that are not statements of historical matters. Forward-looking statements in this release include, among others, statements regarding the Company's FY27 guidance, the expected completion of the sale of 3E, and the proposed acquisition, including its expected timing, the satisfaction of its conditions and the receipt of required regulatory approvals. Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The Company cautions readers of this release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results.

The Company’s most recent Annual Report on Form 20-F filed with the SEC on July 30, 2026, and subsequent reports on Form 6-Ks furnished to the SEC by the Company outline certain of these and other risks and uncertainties which may cause actual results to differ, including in the sections captioned “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.D. Risk Factors”. Forward-looking statements should be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW). ReNew’s clean energy portfolio of ~20.5 GW (including 1.7 GW/6.2 GWh of BESS) on a gross basis as of October 31, 2026, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that are increasingly integral to addressing climate change. In addition, ReNew has 6.4 GW of solar module and 2.5 GW of solar cell manufacturing capacities and is expanding its solar cell manufacturing capacity by another 4 GW, which is expected to commence commercial operations in Q4 FY27. For more information, visit www.renew.com and follow us on LinkedIn, Facebook, X and Instagram.

Press Enquiries

pr@renew.com

Investor Enquiries

ReNew | Anunay Shahi | ir@renew.com

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at September 30,
	2026	2026	2026
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	809,882	840,851	8,774
Intangible assets	41,086	39,847	416
Right of use assets	18,314	20,364	213
Investment in jointly controlled entities	375	1	0
Trade receivables	3,887	4,056	42
Investments	1,399	1,502	16
Other financial assets	10,472	11,480	120
Deferred tax assets (net)	10,319	9,653	101
Tax assets	8,787	7,281	76
Contract assets	3,393	4,061	42
Other non-financial assets	12,891	15,798	165
Total non-current assets	920,805	954,894	9,964
Current assets
Inventories	13,538	12,297	128
Trade receivables	20,207	21,953	229
Investments	7,286	20,668	216
Cash and cash equivalents	22,845	24,898	260
Bank balances other than cash and cash equivalents	46,706	47,616	497
Other financial assets	15,507	15,318	160
Contract assets	422	409	4
Other non-financial assets	8,772	13,117	137
Total current assets	135,283	156,276	1,631
Total assets	1,056,088	1,111,170	11,595
Equity and liabilities
Equity
Issued capital	4,808	4,808	50
Share premium	155,365	155,747	1,625
Retained losses	(43,221)	(30,314)	(316)
Other components of equity	8,908	10,878	114
Equity attributable to equity holders of the parent	125,860	141,119	1,473
Non-controlling interests	18,536	19,421	203
Total equity	144,396	160,540	1,675
Non-current liabilities
Interest-bearing loans and borrowings
- Principal portion	527,621	560,813	5,852
Lease liabilities	11,343	13,574	142
Other financial liabilities	15,819	22,851	238
Provisions	10,569	11,349	118
Deferred tax liabilities (net)	27,127	29,597	309
Other non-financial liabilities	1,377	1,926	20
Total non-current liabilities	593,856	640,110	6,680
Current liabilities
Interest-bearing loans and borrowings
- Principal portion	240,145	245,595	2,563
- Interest accrued	5,046	4,904	51
Lease liabilities	1,090	1,158	12
Trade payables	17,820	17,097	178
Other financial liabilities	45,670	36,307	379
Tax liabilities (net)	286	2,061	22
Other non-financial liabilities	7,779	3,398	35
Total current liabilities	317,836	310,520	3,240
Total liabilities	911,692	950,630	9,920
Total equity and liabilities	1,056,088	1,111,170	11,595

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended September 30,			For the six month ended September 30,
	2025	2026	2026	2025	2026	2026
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Income
Revenue	36,266	46,487	485	75,264	91,068	950
Other operating income	157	534	6	348	842	9
Finance income and fair value change in derivative instruments	1,046	1,130	12	2,299	2,306	24
Other income	945	1,462	15	1,685	3,253	34
Change in fair value of warrants	143	6	0	119	14	0
Total income	38,557	49,619	518	79,715	97,483	1,017
Expenses
Raw materials and consumables used	4,432	9,725	101	12,635	17,813	186
Change in inventories of finished goods	1,175	(3,179)	(33)	(337)	(929)	(10)
Employee benefits expense	1,420	1,937	20	3,038	3,927	41
Depreciation, amortisation and impairment	6,284	7,517	78	12,331	14,849	155
Other expenses	4,331	6,737	70	8,947	11,069	116
Finance costs and fair value change in derivative instruments	15,326	16,936	177	29,779	32,465	339
Total expenses	32,968	39,673	414	66,393	79,194	826
Profit before share of profit of jointly controlled entities and tax	5,589	9,946	104	13,322	18,289	191
Share of profit/(loss) of jointly controlled entities	(2)	—	—	(4)	—	—
Profit / (loss) before tax	5,587	9,946	104	13,318	18,289	191
Income tax expense / (income)	912	3,524	37	3,512	5,914	62
Profit for the period	4,675	6,422	67	9,806	12,375	129
Weighted average number of equity shares in calculating basic earnings per share	363,324,602	364,644,046	364,644,046	363,055,529	364,570,895	364,570,895
Weighted average number of equity shares in calculating diluted earnings per share	370,250,441	370,261,276	370,261,276	369,292,941	367,013,151	367,013,151
Earnings per share
Basic earnings attributable to ordinary equity holders of the Parent	11.76	16.69	0.17	25.87	33.15	0.35
Diluted earnings attributable to ordinary equity holders of the Parent	11.54	16.44	0.17	25.43	32.93	0.34

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended September 30,			For the six month ended September 30,
	2025	2026	2026	2025	2026	2026
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Cash flows from operating activities
Profit before tax	5,587	9,946	104	13,318	18,289	191
Adjustments to reconcile profit before tax to net cash flows	20,783	23,882	249	40,501	44,703	466
Working capital adjustments	3,666	(2,312)	(24)	(13,175)	(11,261)	(118)
Cash generated from operations	30,036	31,516	329	40,644	51,731	540
Income tax paid	(1,222)	(633)	(7)	46	722	8
Net cash generated from operating activities (a)	28,814	30,883	322	40,690	52,453	547
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(31,609)	(19,986)	(209)	(44,523)	(47,543)	(496)
Investment and redemption of deposits having residual maturity more than 3 months and mutual funds (net)	(6,072)	(2,962)	(31)	(14,356)	(12,348)	(129)
Disposal of subsidiaries, net of cash disposed	-	-	-	(1,407)	2,224	23
Others	55	789	8	702	1,935	20
Net cash generated/(used) in investing activities (b)	(37,626)	(22,159)	(231)	(59,584)	(55,732)	(582)
Cash flows from financing activities
Proceeds from Equity and Preference shares issued by subsidiaries	9,724	-	-	9,724	9,083	95
Proceeds and repayment of interest-bearing loans and borrowings (Net)	22,018	7,749	81	37,831	25,382	265
Interest paid (including settlement gain / loss on derivative instruments) and Others	(17,288)	(17,164)	(179)	(29,553)	(33,162)	(346)
Net cash generated/(used) from financing activities (c)	14,858	(9,259)	(97)	17,793	1,459	15
Net increase/ (decrease) in cash and cash equivalents (a) + (b) + (c)	6,046	(535)	(6)	(1,101)	(1,820)	(19)
Cash and cash equivalents at the beginning of the period	33,272	20,536	214	40,419	21,824	228
Effects of exchange rate changes on cash and cash equivalents	19	11	0	19	8	0
Cash and cash equivalents at the end of the period	39,337	20,012	209	39,337	20,012	209

RENEW ENERGY GLOBAL PLC

Unaudited Non-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net profit to Adjusted EBITDA for the periods indicated:

	For the three months ended September 30,			For the six month ended September 30,
	2025	2026	2026	2025	2026	2026
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Profit for the period	4,675	6,422	67	9,806	12,375	129
Less: 'Finance income and fair value change in derivative instruments	(1,046)	(1,130)	(12)	(2,299)	(2,306)	(24)
Add: Share in loss of jointly controlled entities	2	-	-	4	-	-
Add: Depreciation and amortisation	6,284	7,517	78	12,331	14,849	155
Add: Finance costs and fair value change in derivative instruments	15,326	16,936	177	29,779	32,465	339
Less: Change in fair value of warrants	(143)	(6)	(0)	(119)	(14)	(0)
Add: Income tax expense	912	3,524	37	3,512	5,914	62
Add: Share based payment expense and others	229	325	3	445	697	7
Adjusted EBITDA	26,240	33,588	350	53,459	63,980	668

Reconciliation of Cash flow to equity (CFe) to Adjusted EBITDA:

	For the three months ended September 30,			For the six month ended September 30,
	2025	2026	2026	2025	2026	2026
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
				(INR)	(INR)	(USD)
Adjusted EBITDA	26,240	33,588	350	53,459	63,980	668
Add: 'Finance income and fair value change in derivative instruments	1,046	1,130	12	2,299	2,306	24
Less: Interest paid in cash	(14,946)	(14,710)	(154)	(24,787)	(27,654)	(289)
Less: Tax paid	(1,222)	(633)	(7)	46	722	8
Less: Normalised loan repayment	(7,003)	(10,049)	(105)	(11,695)	(17,121)	(179)
Add/ less: Other non-cash items	471	866	9	588	797	8
Total CFe	4,586	10,192	106	19,910	23,030	240